Exhibit (e)(2)

ADOBE SYSTEMS INCORPORATED

MASTER AGREEMENT

FOR

DISCLOSURE OF INFORMATION

Effective Date: October 19, 2016

This Agreement governs the disclosure of information between TubeMogul, Inc., having an address at 1250 53rd Street, Suite 2, Emeryville, California, and TubeMogul’s direct and indirect subsidiaries (hereinafter, the “Company”) and Adobe Systems Incorporated, having its principal place of business in the United States at 345 Park Avenue, San Jose, CA 95110-2704, and Adobe’s direct and indirect subsidiaries that collectively are Adobe (hereinafter “Adobe”), in connection with a possible acquisition transaction involving Adobe and the Company (a “Transaction”). The person signing this Agreement on behalf of the Company acknowledges that he or she is binding the entire Company, and the person signing this Agreement on behalf of Adobe acknowledges that he or she is binding all of Adobe. Each such person represents that he or she has the authority to do so. A party disclosing Confidential Information (as defined below) pursuant to this Agreement is referred to herein as a “Disclosing Party” and a party receiving Confidential Information pursuant to this Agreement is referred to herein as a “Recipient.”

1.	For all purposes of and under this Agreement, the term “Confidential Information” shall mean and include any and all written, electronic, visual or oral information or data relating to the Disclosing Party that is received by, or otherwise made available to, the Recipient after the date hereof (including, but not limited to, information related to the Disclosing Party’s financial, purchasing, manufacturing, sales, personnel, merchandising, and marketing activities, customer lists, information containing or related to patents, trade secrets, copyrightable materials, techniques, inventions, know-how, processes, algorithms, software programs, software source documents, functional requirements, design details and specifications related to the current, future and proposed products and services, and associated oral, electronic and written information concerning research, experimental work, and development projects). Notwithstanding the foregoing or anything to the contrary set forth herein, “Confidential Information” shall not include any information that (a) was in the public domain at the time, or entered the public domain subsequent to the time, it was communicated to the Recipient by the Disclosing Party through no action by the Recipient or its Representatives (as defined below) that constituted a breach of this Agreement, (b) was in the Recipient’s possession free of any obligation of confidentiality at the time, or was communicated to the Recipient free of any obligation of confidentiality subsequent to the time, it was communicated to the Recipient by the Disclosing Party (and the source of such information was not subject to any obligation of confidentiality), or (c) was developed by employees or agents of the Recipient independently of, and without reference to, any Confidential Information.

2.	For all purposes of and under this Agreement, the term “Representatives” shall mean all directors, officers and other employees of a person, as well as all third party advisors (including, but not limited to, all financial, tax, accounting, legal and technical advisors), legal counsel, consultants and other agents and representatives.

3.	The Recipient and its Representatives will keep all Confidential Information confidential (using the same degree of care it that the Recipient uses to protect its own Confidential Information, but no less than reasonable care) and use Confidential Information solely for the purpose of evaluating, negotiating and/or consummating a Transaction. Without limiting the foregoing, the Recipient and its Representatives will not disseminate or in any way .disclose any Confidential Information to any person, firm or business other than those Representatives of the Recipient who need to know such Confidential Information to evaluate, negotiate and/or consummate a Transaction on behalf of the Recipient. Furthermore, except as otherwise provided by this Agreement, neither the Recipient nor any of its Representatives will disclose the existence of any business discussions, negotiations or agreements in progress between the parties to any form of public media without approval of the Disclosing Party. Further, except as otherwise provided in this Agreement, neither Recipient nor any of its Representatives will disclose to any other person or entity (i) the existence of this Agreement, (ii) the fact that Confidential Information has been or is being made

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available to it, (iii) that discussions are taking place concerning a Transaction, (iv) any of the terms, conditions or other facts with respect thereto, or (v) the status of such discussions (collectively, “Transaction Communications”). Notwithstanding anything to the contrary in this Paragraph, the Recipient and/or any of its Representatives may disclose Confidential Information and Transaction Communications (a) to the extent necessary to respond to a valid order or request by a court or other governmental or regulatory body, (b) to the extent requested pursuant to, or required by, applicable law or regulation (including, without limitation, any rule, regulation or policy statement of any national securities exchange, market or automated quotation system on which any of the Recipient’s securities are listed or quoted) or by legal process, and/or (c) as necessary to establish the rights of either party under this Agreement. In the event the Recipient or any of its Representatives is requested pursuant to, or required by, applicable law or regulation (including, without limitation, any rule, regulation or policy statement of any national securities exchange, market or automated quotation system on which any of the Recipient’s securities are listed or quoted) or by legal process to disclose any Confidential Information, the Recipient or its Representative (as applicable) will notify the Disclosing Party promptly upon receipt of such court order or other document requiring disclosure, or upon receipt of such request for disclosure or upon its determination that disclosure is required by applicable law, regulation or legal process, so that the Disclosing Party may object and/or move for a protective order, and file any information disclosed in response to such order under seal and/or request that the court seal such Confidential Information. Except as may ultimately be required by such court order or applicable law, regulation or legal process, the obligations of the Recipient and its Representatives with regard to such Confidential Information, as set forth above, will remain in full force and effect.

4.	The Recipient will disclose Confidential Information only to those of its Representatives who need to know such information for the purposes of evaluating, negotiating and/or consummating a Transaction and who have agreed, either as a condition to employment or prior to obtaining the Confidential Information, to be bound by terms and conditions substantially similar to those of this Agreement or are bound by similar professional obligations of confidentiality and shall make such Representatives aware of the terms of this Agreement. The Recipient will be liable for any breach of this Agreement made by its Representatives on behalf of the Company or Adobe, as the case may be.

5.	The Recipient will not modify, reverse engineer, decompile, create other works from, or disassemble any software programs contained in Confidential Information without the prior written consent of the Disclosing Party.

6.	The Disclosing Party understands and acknowledges that the Recipient may develop and acquire technology, software and hardware for its own products and services, and that existing or planned products and services independently developed without use of the Disclosing Party’s Confidential Information, or acquired by a party, may contain ideas or concepts similar or identical to those in the Confidential Information. The Disclosing Party further acknowledges and agrees that entering into this Agreement shall not preclude the Recipient from developing or acquiring such products or services without obligation to the Disclosing Party as long as such products or services are independently developed without use of the Disclosing Party’s Confidential Information and the Recipient does not violate any of its obligations under this Agreement. Notwithstanding, anything to the contrary in this Agreement, Recipient shall be free to use the residuals of Confidential Information for any legal purpose, provided that Recipient shall not disclose Confidential Information except as expressly permitted pursuant to the terms of this Agreement. As used herein the term “residuals” means that Confidential Information (other than trade secrets or customer information) disclosed to Recipient which is in non-tangible form and which may be retained in the unaided memories of those personnel or authorized representatives of Recipient to whom the Disclosing Party provided access to such Confidential Information under the terms of this Agreement.

7.	All Confidential Information (including, without limitation, code, documents, drawings, models, apparatus, sketches, designs and lists) shall remain the property of the Disclosing Party. At any time, upon the Disclosing Party’s written request, the Recipient shall either promptly return or destroy all Confidential Information received from the Disclosing Party or any of its Representatives, and destroy all documents and data that were prepared from, and contain, Confidential Information. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, (a) the Recipient will not be obliged to destroy

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Confidential Information which is contained in other documents or data of the Recipient which the Recipient is required by applicable law, regulation or legal process to preserve, (b) the legal department of the Recipient may retain one copy of any item of written Confidential Information for record retention purposes only so long as such Confidential Information is not accessible to any person outside the legal department, (c) the third party Representatives of the Recipient may retain one or more copies of any Confidential Information to the extent required by applicable law, regulation, or legal process (such information referenced in clauses (a) through (c) being referred to herein as the “Retained Information”), and (d) all Retained Information will continue to be subject to the obligations of this Agreement regardless of the expiration or termination of this Agreement. At the Disclosing Party’s request, the Recipient shall provide a certificate to the Disclosing Party certifying that the Recipient has returned or destroyed all Confidential Information in accordance with its obligations under this Paragraph.

8.	Each party acknowledges that: (a) neither party acquires any licenses under any intellectual property rights of the other party under this Agreement, (b) nothing in this Agreement constitutes a relationship of joint venture, partnership, employer and employee, or principal and agent, and neither party has a right to bind the other party in contract or otherwise at law, and (c) providing or receiving Confidential Information under this Agreement shall not constitute an offer, acceptance, or promise to enter into or amend any other contract.

9.	Neither party shall export, directly or indirectly, any technical data acquired from the other pursuant to this Agreement or any product utilizing any such data to any country for which the U.S. Government or any foreign government or any agency thereof at the time of export requires an export license or other government approval without first obtaining such license or approval. The Disclosing Party will cooperate in obtaining such export licenses.

10.	To the extent that any Confidential Information may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Confidential Information provided by a party that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Nothing in this Agreement obligates any party to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege.

11.	Each party is aware of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information from the other party and on the communication of such information to any other person who may purchase or sell such securities in reliance upon such information. Each party will comply with all applicable securities laws in connection with the purchase or sale, directly or indirectly, of securities of the other party for as long as such party is in possession of material non-public information about the other party.

12.	Neither party may assign or transfer any rights or obligations under this Agreement without the prior written consent of the other party. Any attempt to transfer all or part of either party’s rights or obligations without such consent shall be null and void and of no effect.

13.	This Agreement shall govern all communications between the parties that are made during the period from the Effective Date of this Agreement to the date on which either party receives from the other written notice that subsequent communications shall not be so governed; provided, however, that each party’s obligations with respect to Confidential Information received prior to such notice shall continue in accordance with the terms of this Agreement.

14.	This Agreement will be governed by and construed in accordance with the substantive laws in force in the State of California, without regard to its conflict of law provisions. The respective state or federal courts located in Santa Clara County, California shall each have non-exclusive jurisdiction over all disputes relating to this Agreement.

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15.	This Agreement may only be changed by mutual written agreement signed by authorized representatives of the parties. If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, whether in whole or in part, such provision or part shall to that extent be deemed not to form part of this Agreement, but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

16.	All notices or reports permitted or required under this Agreement shall be in writing and shall be by personal delivery, facsimile transmission or by certified or registered mail, return receipt requested, and shall be deemed given upon personal delivery, five (5) days after deposit in first class mail (postage prepaid), or upon acknowledgment of receipt of electronic transmission. Notices shall be sent to the addresses set forth at the beginning of this Agreement or such other address as either party may specify in writing. If notice is sent to Adobe Systems Incorporated or its subsidiaries or affiliates, it shall be sent to the signatory, with a copy to the General Counsel of Adobe Systems Incorporated.

17.	The parties agree that money damages may not be a sufficient remedy for any breach of this Agreement by the Recipient. In addition to any remedies the Disclosing Party may have at law, the Disclosing Party shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach. Any failure by the Disclosing Party to exercise any right, power or privilege granted herein shall not constitute a waiver of such right, power or privilege. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final order from which no appeal has been timely filed that this Agreement has been breached by a Party, the breaching Party will reimburse the other Party for its costs and expenses (including, without limitation, legal fees and expenses) incurred in connection with the enforcement of this Agreement and such litigation.

18.	Subject to the survival of obligations relating to Retained Information in Paragraph 7, this Agreement and all rights and obligations of the parties hereunder shall automatically expire, without any action on the part of either party hereto, on the eighteen-month anniversary of the date hereof; provided, however, nothing herein is intended to limit or abridge the protection of trade secrets under applicable trade secrets law. With respect to any trade secrets included in the Confidential Information, the terms and conditions of this Agreement will survive such termination and each party’s obligations hereunder with respect to any such trade secrets will terminate only pursuant to Paragraph 1.

19.	The Recipient understands and acknowledges that neither the Disclosing Party nor its Representatives make any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information furnished by or on behalf of the Disclosing Party and shall have no liability (other than in the case of fraud) to the Recipient or its Representatives relating to or resulting from the use of the Confidential Information furnished to the Recipient or its Representatives or any errors therein or omissions therefrom. Nothing in this Agreement shall be construed as obligating the Disclosing Party to provide, or to continue to provide, any information to any person or entity.

20.	The Recipient agrees that, for during the “Standstill Period, unless specifically invited in writing by the Disclosing Party, neither it nor any of its affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the “1934 Act”)), or Representatives (acting in any capacity other than as an advisor in any of the following cases) will in any manner, directly or indirectly:

(a)	effect, seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist any other person or entity to effect, seek, offer or propose (whether publicly or otherwise) to effect or participate in:

(i)	any acquisition of any securities (or beneficial ownership thereof) or assets of the Disclosing Party or any of its subsidiaries;

(ii)	any tender or exchange offer, merger or other business combination involving the Disclosing Party or any of its subsidiaries;

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(iii)	any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Disclosing Party or any of its subsidiaries; or

(iv)	any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Disclosing Party;

(b)	form, join or in any way participate in a “group” (as defined under the 1934 Act) with respect to the securities of the Disclosing Party;

(c)	make any public announcement with respect to, or publicly submit an unsolicited proposal for or offer of (with or without condition), any extraordinary transaction involving the Disclosing Party or its securities or assets;

(d)	otherwise act, alone or in concert with others, to seek or control or influence the management, board of directors or policies of the Disclosing Party;

(e)	take any action which would force the Disclosing Party to make a public announcement regarding any of the types of matters set forth in clause (a) above; or

enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The Recipient also agrees during the Standstill Period not to publicly request the Disclosing Party (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this Section (including this sentence). Nothing in this Agreement will prevent Adobe or its Representatives from communicating with the Chief Executive Officer of the Company or the Company’s board of directors to make a proposal for or to negotiate with the Company in respect of a tender or exchange offer, merger or other business combination, or any other of the transactions described in clause (a) above involving the Disclosing Party so long as such communication is made confidentially.

Notwithstanding the foregoing, the restrictions in this Paragraph 20 shall terminate if any of the following shall have occurred (each, a “Significant Event”): (i) the Disclosing Party enters into a definitive agreement (a “Definitive Agreement”) with a third party other than the Recipient or its affiliates providing for: (a) a merger in which the Disclosing Party is a constituent party to such merger (excluding internal reorganizations involving the Disclosing Party and its affiliates) or the result of which would be that the then current holders of the equity securities of the Disclosing Party immediately prior to such merger no longer directly or indirectly hold at least 50% of the Voting Securities (as defined below) of the Disclosing Party (or any surviving or resulting company in the merger) immediately following such merger; (b) a tender or exchange offer for 50% or more of the Voting Securities of the Disclosing Party; (c) the sale of 50% or more of the assets of the Disclosing Party and its subsidiaries on a consolidated basis; (d) a recapitalization or other transaction involving the Company that results in one person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of the Voting Securities of the Disclosing Party; or (e) any other single transaction or series of related transactions that results in a change of control of the Disclosing Party (any of the transactions referred to in the foregoing clauses (a) through (e), an “Alternative Transaction”); (ii) any person commences a tender offer or exchange offer to acquire Voting Securities of the Disclosing Party which, if successful, would result in such person owning, when combined with any other Voting Securities owned by such other person, 50% or more of the then outstanding Voting Securities of the Disclosing Party; (iii) the Company publicly discloses that it has authorized a process for the solicitation of competing offers or indications of interest in respect of an Alternative Transaction; or (iv) a third party commences, alone or in concert with others, any “solicitation” of “proxies” (as such terms are used in Regulation 14A of the Exchange Act) with respect to the Voting Securities of the Disclosing Party. For purposes of this Paragraph 20: (x) the term “Voting Securities” means with respect to the Disclosing Party, the shares of any class of capital stock of the Disclosing Party which are then entitled to vote generally in the election of directors; and (y) the term “Standstill Period” means, with respect to the Recipient, the period from the date of this Agreement until the earlier of (1) the date that is one year after the date of this Agreement; or (2) the occurrence of a Significant Event involving the Disclosing Party.

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21.	This Agreement may be signed in counterparts. The parties also agree that a signature transmitted via facsimile or electronic mail shall be deemed original for all purposes hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate as of the date first written above.

ADOBE SYSTEMS INCORPORATED	TUBEMOGUL, INC.

Signature:	Signature:

Print Name:	Print Name:

Title:	Title:

Date:	Date:

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